Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509)

The following is an excerpt from a presentation given at The Charles Schwab Corporation’s Winter Business Update on February 4, 2020.

Winter Business Update February 4, 2020

Charles Schwab Corporation Forward - Looking Statements 5 This presentation contains “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements include statements that refer to expectations, projections or other characterizations of future events or circumstances and are identified by words such as “believe,” “expect,” “will,” “may,” “should,” “could,” “continue,” “growth,” “remain,” “drive,” “lead,” “consistent,” “investment,” “build,” “sustain,” “enhance,” “estimate,” “anticipate,” “opportunity,” “potential,” “position,” “target,” “commitment,” “increase,” “enable,” “deliver,” “improve,” “outlook,” “intent,” “assumption,” “maintain,” and other similar expressions. These forward - looking statements relate to: Our “Through Clients’ Eyes” Strategy and no trade - offs approach; investments to fuel and support growth, serve clients, and drive scale and efficiency; harnessing monetization opportunities and strengthening offerings via client segmentation; stockholder value; digital transformation; the acquisition of certain assets of USAA’s Investment Management Company (IMCO), including timing of closing, entering into an exclusive referral agreement, related expenses, and capital requirements; the acquisition of TD Ameritrade, including expense and revenue synergies, timing of closing, integration, including integration planning and spend estimate; growth in balance - based revenue via enhanced asset management solutions; building the RIA experience of the future; growth in the client base, client accounts and assets; growth in revenues, earnings, and profits; disruptive actions; client value and pri cing; capital returns to stockholders; market share opportunity; growth levers; 2020 outlook, including macro factor assumptions, balance sheet dynamics and potential financial outcomes; Tier 1 leverage ratio operating objective; net interest margin; expense growth; operating leverage; estimated revenue impact from revenue sensitivities; capital expenditures; target dividend payout ratio; and share repurchases. These forward - looking statements, which reflect management’s beliefs, objectives, and expectations as of today, are estimates based on the best judgment of the company’s senior management. Achievement of the expressed beliefs, expectations, and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, expectations, or objectives. Important factors that may cause such differences are discussed in the company’s filings with the Securities and Exchange Commission, including our Annual Report on Form 10 - K and Quarterly Reports on Form 10 - Q. Other important factors include the company’s ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance its infrastructure, in a timely and successful manner; failure of the parties to satisfy the closing conditions in the agreements for the pending acquisitions in a timely manner or at all, including stockholder and regulatory approvals, and the implementation of conversion plans (IMCO) and integration plans (TD Ameritrade); disruptions to the parties’ businesses as a res ult of the announcement and pendency of the acquisitions; the risk that expected revenue, expense and other synergies from the acquisitions may not be fully realized or may take longer to realize than expected; general market conditions, including the level of interest rates, equity valuations, and trading activity; the company’s ability to attract and retain clients and RIAs and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; client use of the company’s advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; the company’s ability to monetize client assets; capital and liquidity n eed s and management; the impact of changes in market conditions on revenues, expenses, and pre - tax profit margin; the company’s ability to manage expenses; client cash sorting; net equity sales; investment in software and equipment; regulatory guidance; the effect of adverse developments in litigation or regulatory matters and the extent of any charges associated with legal matters; and any adverse impact of financial reform legislation and related regulations. The information in this presentation speaks only as of February 4, 2020 (or such earlier date as may be specified herein). The company makes no commitment to update any of this information.

Charles Schwab Corporation Additional Statements Important Information About the Transaction and Where to Find it In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S - 4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http : //www . sec . gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following : The Charles Schwab Corporation TD Ameritrade Holding Corporation 211 Main Street 200 South 108 th Avenue San Francisco, CA 94105 Omaha, Nebraska 68154 Attention: Investor Relations Attention: Investor Relations (415) 667 - 7000 (800) 669 - 3900 Investor.relations@schwab.com Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10 - K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8 - K filed on January 31, 2020; January 29, 2020, January 16, 2020, November 29, 2019, November 25, 2019, August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10 - K and Form 10 - K/A for the year ended September 30, 2019, and its Current Reports on Form 8 - K filed on January 29, 2020, January 21, 2020, November 27, 2019, November 25, 2019, July 22, 2019, May 20, 2019 and February 19, 2019, which are fi led with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 6

Charles Schwab Corporation T otal Client Assets ($T) and EOCA (bps ) Over the years, we’ve driven profitable growth through a consistent focus on efficiency and investing in our clients… 9 We’ve built scale and sustained efficiency over time … …allowing us to drive value for clients and owners… …while taking bold actions to benefit individual investors and RIAs for the long - term. $ 1 .4 $ 1 .7 $ 2 .2 $ 2 .5 $ 3 .4 $ 4 .0 24 16 Note: EOCA = expense on average client assets. ROCA = revenue on average client assets. RIA = Registered Investment Advisor. 1. Commissions for all U.S. and Canadian - listed stocks, ETFs, and options online and mobile trades reduced from $4.95 to $0.00; options trades are still subject to the standard $0.65 per - contract fee. 2. Total impact of certain non - routine items = $87 million, or $0.05 of GAAP EPS for FY19; items included $62 million in severance charges related to position eliminations in 3Q19 and $25 million in acquisition - related expenses associated with the pending USAA and TD Ameritrade transactions. EO C A Assets ROCA - 14% vs. 2009 $0 Online Trading Commissions 1 1M $90B+ Brokerage Total Client Accounts Assets 12M $1.3T+ Brokerage Total Client Accounts Assets Schwab Intelligent Portfolios Premium ™ Schwab Intelligent Income ™ 200 9 2 0 1 1 201 3 201 5 201 7 201 9 2009 EPS ($) 201 9 2 $0.68 $2.67 Impact of certain non - routine items

Enhancing incremental scale and efficiency within our existing business model,…

Clients are searching for the **best blend of people and technology**, highlighting the importance of the Digital Experience.

Digital Advisory Solutions[1]

355K Accounts

$47B AUM

Mobile App Usage[2]

~25% increase in mobile users to 1.2M+ per month



#1 J.D. Power 2019 U.S. Wealth Management Mobile App Satisfaction

Digital Transformation efforts drive **efficiency** for both the client and Schwab.

Password Reset and Account Recovery

Driving a ~**50% reduction** in related call volumes

Advisor Services Digital Account Open

Seamless process takes **<10 minutes**

Digital Status Request Experience

Delivering **~15% decrease** in status-related call volumes

Ongoing investments in scale and efficiency allows us to lower our cost to serve, while enhancing the client experience

Pending acquisitions **provide incremental scale opportunities** and **supplement current capabilities.**

charles SCHWAB + TD Ameritrade + USAA

25M+ Brokerage Accounts

$5T+ Total Client Assets

Enhanced client experience

Deeper resources for RIAs

Increased operating efficiency

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Note: 1. Data as of 12/31/2019. 2. Mobile User growth is December 2018 vs. December 2019. Disclaimer: For J.D. Power 2019 award information, visit jdpower.com/awards.

Charles Schwab Corporation

Charles Schwab Corporation I’ll focus on two areas today: 31 1 Update on the TD Ameritrade transaction 2 Update on how we’ve progressed our digital transformation over the past year

Charles Schwab Corporation This transaction enables Schwab to press forward on behalf of clients while building the future of modern wealth management. 32

Charles Schwab Corporation The combined firm will be positioned to meet the needs of investors and to support the independent advisors who serve them… 33 Unlocks attractive long - term stockholder value via potential synergy opportunities Leverages merits of both platforms to further improve client experience Enhances scale and efficiency while helping to drive profitable growth $5T+ Total Client Assets 24M Brokerage Accounts ~$17B Total Net Revenue ~45%+ Pre - tax Profit Margin Note: Combined business and financial metrics shown represent annualized figures as of period - end September 2019; these metrics exclude the impact of recently announced commission reductions and any potential transaction synergies.

…and will create opportunity for significant expense synergies and revenue lift.

	Potential Opportunities	Illustrative Sources
Expense Synergies	▪ Potential cost savings of $1.8–2.0 billion ▪ Approximately 60-65% of AMTD's expense base or 18-20% of blended cost base ▪ Expected to achieve full run-rate by the end of Year 3	Technology and Marketing Spend; Geographic Footprint Rationalizatio n; Workforce Overlap
Revenue Synergies	▪ IDA restructuring offers improved net cash yields and balance sheet growth ▪ Opportunity to introduce AMTD customers to Schwab's breadth and depth of capabilities ▪ Opportunity for Schwab clients to leverage AMTD's trading capabilities ▪ Offer Schwab's high-quality, low-cost investment products and solutions across an expanded client base	Full Suite of Advisory Solutions; Fund Products and Integrated Trading Platforms; Bank / IDA Restructuring

Currently estimating integration spend of $1.6 billion over 3 years post closing to support synergies

Note: IDA = Insured Deposit Account.

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Charles Schwab Corporation

Charles Schwab Corporation We have committed to a set of guiding principles that will govern our approach to the integration. 35 Minimize client disruption through all phases of the integration to build trust and help meet or exceed retention targets. Capture identified synergies as soon as possible, across both revenue and expense, in order to meet or exceed targets. Make decisions quickly, even at the risk that some work may need to be revisited. Implement Schwab as the default choice for systems and solutions except where there is clear material advantage in the TD Ameritrade approach (potential examples: client trading capabilities, open API model for RIAs). Evolve or accelerate existing efforts to support scale versus starting up new programs; reprioritize resources where needed. Reinforce aspects of the Schwab culture through the integration: through clients' eyes, leadership imperatives, talent development, diversity, communication, transparency, and prudent risk management. 1 2 3 4 5 6 Note: API = Application Programming Interface.

Charles Schwab Corporation And we’ve created an Integration Management Office (IMO) that will provide governance over the entire process. 36 We’re near complete with “Phase Zero” of integration planning, including standing up and staffing the IMO, establishing “clean room” protocols, and engaging Boston Consulting Group (BCG) for consulting and process support. The work is organized into 14 tracks, with a substantial number of sub - tracks given the breadth of the effort. We have identified business leads for the major work tracks. While we have started some preliminary conversations with our counterparts at TD Ameritrade, our formal launch will be held in early February.

Charles Schwab Corporation 37 …which will enable our success in meeting the goals of the integration. Create a seamless, multi - channel experience , removing friction and making Schwab “easy to do business with” Reduce the cost of serving our clients, to allow us to continue to reduce prices and make disruptive investments Drive growth and innovation that widens our scale advantage and allows us to reinvest in the business, while also rewarding employees and stockholders We’ve progressed our digital transformation through a keen focus and continued investment in our original multi - year objectives… Unlock attractive long - term stockholder value via potential synergy opportunities Leverage merits of both platforms to further improve client experience Enhance scale and efficiency while helping to drive profitable growth

Charles Schwab Corporation Key takeaways Schwab’s acquisition of TD Ameritrade enables Schwab to press forward on behalf of clients while building the future of modern wealth management: » Enhances scale and efficiency while helping to drive profitable growth » Leverages merits of both platforms to further improve client experience » Unlocks attractive long - term stockholder value via potential synergy opportunities While we’ve been moving quickly to get the integration planning effort up and running, we’ve also been accelerating our major digital initiatives – which we began as part of our broader digital transformation aimed at helping to manage the ongoing growth of the company We’re confident that many of the capabilities we’ve built as part of this digital transformation – particularly those focused on increasing automation – will contribute to making the integration process smooth and enable us to manage significant jumps in volume 48

We have a number of levers to drive net new assets and new households…

Inorganic growth levers	Select organic asset and household growth levers

Inorganic growth levers

Announced intent to acquire:

USAA's investment management business

- ✓ 1M brokerage accounts and $90B client assets
- ✓ Exclusive referral agreement to serve USAA members

TD Ameritrade

- ✓ 12M client accounts and $1.3T client assets across both the retail and advisor businesses
- ✓ Potential access to award-winning technology

Select organic asset and household growth levers

Client segmentation

- ✓ New relationship and service models
- ✓ Enhanced Chairman's Circle

B2B2C[1] relationships

- ✓ New dedicated B2B2C[1] conversion team
- ✓ Financial wellness

Distribution and marketing

- ✓ Additional franchises
- ✓ Stop competitors from "buying" client assets with cash offers
- ✓ Continue strong, insights-driven marketing

Service and simplification

- ✓ Great service through simplicity and respect for people's time
- ✓ "Client Easy Score"

Note: 1. Business to business to customer.

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